Exhibit 99.1

Ballard Reports Second Quarter 2016 Results

•	58% Q2 revenue growth driven by China bus contract deliveries
•	Q2 gross margin improvement to 29%

VANCOUVER, July 26, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced its consolidated financial results for the second quarter ended June 30, 2016. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Our strong order book for 2016 continued to drive year-on-year revenue growth of 58% in Q2," said Randy MacEwen, President and CEO. "Revenue from our Power Products platform increased 87%, including a significant improvement in Heavy Duty Motive resulting from shipments to China in support of planned fuel cell bus deployments, together with the addition of Portable Power revenue. We also experienced a 20% gain in revenue from our Technology Solutions platform. The revenue mix, with its heavier weighting from higher margin Heavy Duty Motive, Portable Power and Technology Solutions, underpinned a significant improvement in gross margin, to 29% in the quarter, up from 10% in 2015 Q2."

Mr. MacEwen continued, "Ballard achieved important progress on a number of key strategic fronts. First, we sold our methanol Telecom Backup Power business for up to $6.1 million. Second, we licensed our hydrogen backup power system designs in China for $2.5 million. Third, we signed definitive agreements for a transaction which, subject to closing, is estimated at $168 million in revenue over five years, for the establishment of a fuel cell stack manufacturing operation in China. And fourth, we announced a pending strategic collaboration and $28.3 million equity investment from Broad-Ocean."

Q2 2016 Financial Highlights

(all comparisons are to Q2 2015 unless otherwise noted)

•	Total revenue was $17.6 million in the quarter, an increase of 58% resulting from growth in Heavy Duty Motive shipments and the addition of Portable Power.
•	The Power Products platform generated revenue of $11.8 million in the quarter, an increase of 87%:
•	Heavy Duty Motive revenue was $4.7 million, a significant increase from $0.6 million in Q2 last year, due to shipments of fuel cell stacks, power modules and kits to fulfill orders in support of clean energy buses in China;
•	Revenue from the new Portable Power market was $2.9 million;
•	Material Handling revenue was $2.5 million, a decrease of $0.2 million or -6%, due to a decrease in fuel cell stack shipments to Plug Power; and
•	Backup Power revenue was $1.6 million, a decrease of 46%.
•	The Technology Solutions platform generated revenue of $5.9 million in the quarter, an increase of 20%.
•	Gross margin was 29% in Q2, an improvement of 19-points due to a shift in product mix toward higher margin Heavy Duty Motive, Portable Power and Technology Solutions products.
•	Cash operating costs[2] were $8.4 million in the quarter, a 25% increase primarily attributable to the inclusion of the Protonex subsidiary operating costs.
•	Adjusted EBITDA[2] was ($2.9) million in Q2, an improvement of 40%.
•	Net income was ($5.8) million in the quarter, an improvement of 21% from Q2 2015.
•	Normalized net income[2] was ($5.5) million, an improvement of 22%.
•	Normalized net loss per share[2] was ($0.04) per share, a 34% improvement.
•	Cash used by operating activities was ($3.9) million, an improvement of 26%, reflecting cash operating loss of ($3.7) million and use in working capital of ($0.2) million.
•	Cash reserves were $41.3 million at June 30, 2016, which includes $3.0 million received from the sale of methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation ("CHEM") and prepayment of $2.5 million received from licensing the manufacture of direct hydrogen systems for backup power in China to Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy").

Q2 2016 Sales and Operations Highlights

•	Closed the sale of methanol Telecom Backup Power business assets to CHEM, a major Taiwanese power equipment company, for a purchase price of up to $6.1 million. This includes $3.0 million paid on closing and up to $3.1 million based on certain sales objectives during an 18-month earnout period. CHEM will also purchase fuel cell stacks from Ballard over the earnout period, with a minimum spend of $2 million.
•	Protonex, a Ballard subsidiary, received a $5.8 million purchase order for the supply of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command. This is the largest purchase order in Protonex history and represents follow-on business from the $2.8 million SPM order from the same customer received in December 2015. All products under this new purchase order are expected to be shipped in 2016.
•	Hosted the Party Secretary of China's Guangdong Province during his first ever visit to Canada, to discuss international trade opportunities and take part in a fuel cell-powered transit bus demonstration.
•	Subsequent to the quarter:
•	Licensing the Manufacture of Direct Hydrogen Systems for Backup Power in China – Signed a definitive agreement with Synergy for a Technology Solutions transaction to enable Synergy to manufacture and sell Ballard's direct hydrogen FCgen®-H2PM fuel cell backup power systems in China. Synergy prepaid a $2.5 million upfront license and technology services fee in Q2 and will make additional royalty payments to Ballard for each unit sold, subject to annual minimums, starting in 2018. Ballard will be the exclusive supplier of air-cooled fuel cell stacks to Synergy for use in FCgen®-H2PM systems.
•	Licensing the Manufacture of Fuel Cell Stacks for Buses and Commercial Vehicles in China, With Minimum Value of $168 Million Over 5-Years – Signed definitive agreements with Synergy for the establishment of an FCvelocity®-9SSL fuel cell stack production operation in China, to power buses and commercial vehicles, with a minimum value of $168 million over 5-years. This represents the largest fuel cell transaction in Ballard's history. Ballard will receive $18.4 million in Technology Solutions revenue for training and support and will be the exclusive supplier of membrane electrode assemblies (MEAs) for each fuel cell manufactured in China, with minimum annual MEA "take or pay" volume commitments yielding a value of at least $150 million over the 5-year term 2017 to 2021. FCvelocity®-9SSL fuel cell stacks will be manufactured through a joint venture to be created in China prior to the closing of the transaction, in which Ballard will hold a 10% ownership position in return for an approximate $3.0 million contribution. The transaction is scheduled to close in late-2016, subject to establishing the joint venture, signing of additional definitive agreements with the joint venture, and customary closing conditions including regulatory approvals.
•	Strategic Collaboration and $28.3 Million Equity Investment in Ballard – Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean") and Ballard have entered into a strategic collaboration which includes a $28.3 million equity investment in Ballard by Broad-Ocean. Broad-Ocean is a leading global manufacturer of motors that power small and specialized electric machinery for electric vehicles (EVs), including buses, commercial vehicles and passenger vehicles. The company produces more than 50 million motors annually for customers on 5 continents. The investment will be made through a subscription and purchase of 17,250,000 common shares issued from treasury at a price per share based on a 20-day volume weighted average price calculation (the calculated price per share is US$1.64). Ballard intends to use the proceeds from the financing for general corporate purposes, including potential funding of future acquisitions or investments in complementary businesses, products or technologies. The investment transaction is expected to close in Q3 2016, subject to customary closing conditions including regulatory approvals. Ballard and Broad-Ocean are discussing areas of strategic collaboration that offer the potential to further accelerate and scale the adoption of fuel cell technology and products in China and expect to sign formal collaboration agreements by year-end.

Q2 2016 Corporate Platform Highlights

•	Ballard reconfirms that cost reduction initiatives undertaken in the first half of 2016 are expected to yield annualized cost savings in excess of $4.0 million, lowering breakeven revenue by more than $20.0 million.

Q2 2016 Financial Summary

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2016	2015	% Change	2016	2015	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	$4.7	$0.6	643%	$8.0	$2.3	245%
Portable Power	$2.9	N/A	N/A	$5.5	N/A	N/A
Material Handling	$2.5	$2.7	-6%	$6.5	$5.2	26%
Backup Power	$1.6	$3.0	-46%	$1.9	$3.6	-46%
Sub-Total	$11.8	$6.3	87%	$22.0	11.1	98%
Technology Solutions	$5.9	$4.9	20%	$11.9	$9.3	28%
Total Fuel Cell Products & Services Revenue	$17.6	$11.2	58%	$34.0	$20.4	66%
PROFITABILITY
Gross Margin $	$5.1	$1.1	369%	$8.4	$2.1	299%
Gross Margin %	29%	10%	19-points	25%	10%	15-points
Cash Operating Costs[2]	$8.4	$6.7	-25%	$17.8	$14.6	-22%
Adjusted EBITDA[2]	($2.9)	($4.8)	40%	($10.1)	($9.9)	-2%
Net Income (Loss)[3]	($5.8)	($7.3)	21%	($15.8)	($0.3)	-4,763%
Earnings Per Share	($0.04)	($0.06)	33%	($0.10)	($0.00)	-4,252%
Normalized Net Loss[2]	($5.5)	($7.0)	22%	($14.5)	($15.2)	5%
Normalized Net Loss Per Share[2]	($0.04)	($0.05)	34%	($0.09)	($0.12)	15%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($3.7)	($5.5)	33%	($11.1)	($11.3)	1%
Working Capital Changes	($0.2)	$0.2	-197%	($0.3)	$0.6	-146%

Cash Used By Operating Activities	($3.9)	($5.3)	26%	($11.4)	($10.7)	-7%
Cash Reserves	$41.3	$41.2	0%

For a more detailed discussion of Ballard Power Systems' second quarter 2016 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, July 27, 2016 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its second quarter 2016 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investors section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:

[1]	We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2]	Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard's operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs.

[3]	Includes gain of $14.2 million in the first quarter of 2015 on sale of intellectual property to Volkswagen Group.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 21:00e 26-JUL-16